		New York Menlo Park Washington DC London Paris	Madrid Tokyo Beijing Hong Kong

Alan F. Denenberg

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2004 tel 650 752 3604 fax alan.denenberg@davispolk.com

May 12, 2011

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Pamela Long, Assistant Director Jessica Dickerson, Staff Attorney Alfred Pavot, Assistant Chief Accountant Tracey McKoy, Staff Accountant

Re:	Solazyme, Inc.
Registration Statement on Form S-1
Filed March 11, 2011
File No. 333-172790

Ladies and Gentlemen:

We are submitting this letter on behalf of Solazyme, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 11, 2011 (the “Third Comment Letter”) relating to the above-referenced registration statement on Form S-1 of the Company filed March 11, 2011 (the “Registration Statement”) and the prospectus contained therein. The Company filed Amendment No. 1 to Form S-1 on April 1, 2011 solely for purposes of adding certain exhibits to the Registration Statement, without modification of the prospectus, Amendment No. 2 on April 13, 2011 and Amendment No. 3 on May 4, 2011. The Company plans to file via EDGAR for review by the Staff Amendment No. 4 (“Amendment No. 4”) to the Registration Statement, including the prospectus contained therein. In addition to responding to the Third Comment Letter, Amendment No. 4 will include information related to recent developments, financial statements for the three months ended March 31, 2011, a price range and associated disclosures, disclosures regarding the selling stockholders and will generally update the prospectus, including minor typographical corrections. For your convenience, when Amendment No. 4 is filed, we will provide by overnight delivery to the Staff a courtesy package which will include 10 copies of Amendment No. 4, five of which will have been marked to show changes from the filing of Amendment No. 3.

Securities and Exchange Commission	2	May 12, 2011

For ease of review, we have set forth below each of the comments numbered 1 through 7, as set forth in the Third Comment Letter, together with the Company’s responses thereto. All page numbers in the response below refer to Amendment No. 3, except as otherwise noted.

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General

1.	We note your responses to comment one of our letter dated April 7, 2011 and comment two of our letter dated April 27, 2011. In your responses, you state that the timing of your Algenist product launch and of the Food Navigator USA reporter’s visit to your facility were not planned to coincide with the timing of your initial public offering. Additionally, you state, among other things, that the articles do not refer to the offering. Please note that restrictions on communications during the quiet period should be observed regardless of when the communications were originally scheduled to take place and regardless of whether they were intended to coincide with the offering. Please confirm your understanding. In addition, your responses do not address whether the publicity received by the company in these and other articles, many of which are included on your website, conditions the market such that the articles should be considered offers within the meaning of Section 2(a)(3) of the Securities Act of 1933, as amended. Please provide us with a supplemental legal analysis that addresses this issue. In the alternative, please file the articles as free writing prospectuses on EDGAR in compliance with Securities Act Rule 433, or tell us why you are not required to do so. We note that some of the information in these pieces does not appear to have been previously included in your registration statement. Finally, please remove the articles from your website, or tell us why you do not believe such removal is necessary. Refer to Securities Act Rule 433(e). Please note that we may have additional comments after reviewing your response.

Response: The Company acknowledges the Staff’s comment and confirms that it understands that restrictions on communications during the quiet period must be observed regardless of when the communications were originally scheduled to take place and regardless of whether they were intended to coincide with the offering.

The Company respectfully notes that the articles published subsequent to the initial filing of the Registration Statement focus on the Company’s products and do not condition the market. Therefore, the Company respectfully submits that the articles should not be considered offers within the meaning of Section 2(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”). The articles are of a type that are customary and normal for the Company when it is in the midst of a product launch. For example, the Company’s fuel products were previously described in a UPI.com article when the U.S. Navy conducted tests of such products in October 2010. The articles present factual product information that is released in the Company’s ordinary course of business and intended for use by persons other than in their capacity as investors, such as customers.

The Company acknowledges the Staff’s request and confirms that it will remove the articles from its website, although it respectfully submits that the articles did not condition the market and should not be considered offers within the meaning of Section 2(a)(3) of the Securities Act.

Securities and Exchange Commission	3	May 12, 2011

2.	We note that throughout the registration statement, you deleted references to the joint venture agreement with Therabotanics, LLC. However, references to Therabotanics still appear on pages 56, F-9, and F-10. Please advise, or revise your registration statement accordingly.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the references to Therabotanics throughout the registration statement were deleted because, although the joint venture with Therabotanics is still in existence, the Company determined that the Company’s relationship with Therabotanics is not material to the Company’s business in light of the level of the actual and anticipated sales and revenue in the Company’s overall business as compared to anticipated sales, if any, from the joint venture with Therabotanics. The Company respectfully submits that the reference to Therabotanics on page 56 should remain in the registration statement because at the time the valuation related to stock options granted on December 15, 2010 was completed, the valuation in fact did consider the impact of the distribution agreement with Therabotanics, insofar as it represented at such time the achievement of progress towards commercialization. In addition, the Company respectfully submits that the references to Therabotanics on pages F-9 and F-10 should remain in the registration statement because the joint venture is still in existence and does have to be reflected in the Company’s accounting records, however immaterial its impact.

Risk Factors, page 11

Risks Related to Our Business and Industry. page 11

We may not be able to obtain regulatory approval. . . , page 21

3.	In the third paragraph, we note your statement that you “are applying for FDA confirmation of [y]our GRAS self affirmations for algal oil and algal flour, but there can be no assurance that [you] will receive it.” According to information we found on the FDA’s website, it appears as if the FDA engages in a voluntary notification program with respect to GRAS self affirmations rather than confirming such self affirmations. We found this information under Questions 10 and 11 under “Guidance for Industry: Frequently Asked Questions About GRAS” at www.fda.gov. Please consider whether your disclosure about the steps you have taken or plan to take with the FDA is consistent with the FDA procedure applicable to GRAS self affirmations.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will revise its disclosure on page 21 to more accurately describe the Company’s current process with the FDA.

As reflected on the proof of page 21 from Amendment No. 4 provided supplementally, we will replace the fourth sentence of the third paragraph on such page with the following language:

“We have submitted to the FDA our GRAS Notice of Determination for algal oil and plan to submit our GRAS Notice of Determination for algal flour. We do not expect any objections upon their review. However, there can be no assurance that we will not receive any objections from the FDA to our Notices of Determination.”

Securities and Exchange Commission	4	May 12, 2011

Significant Partner Agreements. page 46

4.	You disclose that, in May 2011, you granted Bunge Limited a warrant to purchase 1,000,000 shares of your common stock at an exercise price of $13.50 per share. Please tell us how you plan to account for these warrants and the applicable accounting literature supporting your accounting.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it is in the process of evaluating the accounting for the Bunge Limited Warrant Agreement and will be reviewing the Authoritative Guidance listed below to determine our accounting treatment:

•	FASB 605-35 Revenue Recognition: Construction-Type and Production Type Contracts
•	FASB ASC 605-10-S99 (SEC SAB TOPIC 13) Revenue Recognition
•	FASB ASC 605-50 Revenue – Customer Payments and Incentives
•	FASB ASC 718 Compensation – Stock Compensation
•	FASB ASC 730-20 Research and Development Arrangements
•	FASB ASC 505-50 Equity-Based Payments to Non-Employees
•	FASB ASC 805-50-30 Business Combinations
•	FASB ASC 808-10 Collaborative Arrangements
•	FASB ASC 980-605-25 Regulated Operation Revenue Recognition

We may review other Authoritative Guidance in addition to the above as the Company completes its assessment of the agreement and sufficiently in advance of our request for effectiveness to give the Staff time to review our response.

The Company respectfully advises the Staff that it will include the following additional disclosure relating to its relationship with Bunge Limited in the notes to the financial statements to be filed with Amendment No. 4, as reflected on the proof of page 47 from Amendment No. 4 provided supplementally:

“In May 2011, we entered into a joint development agreement with Bunge Global Innovation, LLC (“Bunge”) that extends through May 2013. Pursuant to the joint development agreement, we and Bunge will jointly develop microbe-derived oils, and explore the production of such oils from Brazilian sugarcane feedstock. If the joint development program is successful, the parties contemplate entering into a commercialization arrangement that would include the formation of a joint venture in Brazil to initially produce up to 100,000 metric tons per year of triglyceride oils using sugarcane feedstock. The joint development agreement also provides that Bunge will provide research funding to us through May 2013, payable quarterly in advance throughout the research term.

In addition to the joint development agreement, we also granted Bunge a warrant to purchase 1,000,000 shares of our common stock at an exercise price of $13.50 per share. The warrant vests upon the achievement of performance milestones. The number of warrant shares issuable upon exercise is subject to adjustment for failure to achieve the performance milestones on a timely basis as well as certain changes to capital structure and corporate transactions. The warrant expires in May 2021.”

Securities and Exchange Commission	5	May 12, 2011

Management’s Discussion and Analysis. page 48

5.	Please amend your filing to quantify the expected stock compensation amortization expense for 2011 and 2012. Refer to Section 501.04 of the Financial Reporting Codification for guidance.

Response: The Company acknowledges the Staff’s comment. As reflected on the proof of page 54 from Amendment No. 4 provided supplementally, the Company will amend the Registration Statement by adding the following disclosure as the new last sentence of the third paragraph on such page:

“Based on options granted through March 2011, our stock-based compensation expense for the years ended December 31, 2011 and 2012 is estimated to be $4.9 million and $4.1 million, respectively. These amounts are estimates only and subject to revision based on actual forfeitures and fluctuations in our common stock valuation and other valuation assumptions.”

Stock Based Compensation. page 52

6.	You disclose on pages 56 and 57 that, for the options issued on December 15, 2010, February 22, 2011, and March 7, 2011, the value was indicated by a private sale of shares of common stock from one stockholder to another stockholder. For each transaction, please identify the parties involved, date of the transaction, number and price of shares exchanged, and consideration received. Additionally, please tell us the number of options held by the parties involved for each transaction noted above.

Response: The Company respectfully advises the Staff that the Company has considered the impact on the fair market value of its common stock of two independent transactions. The buyer was the same in both transactions and is a sophisticated accredited investor who has no personal affiliation with the selling individuals or the Company. The buyer is the President and Chairman of a large Japanese food and food ingredients company and has a deep understanding of the nutritional market and of how Solazyme nutritional products can be applied in the Japanese market. The buyer has made previous investments in the Company and held 390,000 shares of Series C Preferred Stock prior to these transactions but held no options or other securities of the Company in his individual capacity. The company of which the buyer is the President and Chairman is a Series C and Series D investor in the Company.

The Company conducts a contemporaneous valuation to assist it in estimating the fair value of its common stock for each stock option grant and other stock-based awards. The following valuation dates were used to estimate fair value of options granted by the Company.

Valuation Report	Valuation Price	Options Grant Date	Number of Options Granted
12/15/10	$6.79	12/16/11	1,279,925
2/10/11	$8.01	2/22/11	300,300
3/7/11	$8.77	3/9/11	1,163,500

Securities and Exchange Commission	6	May 12, 2011

As of December 15, 2010, the fair market value of the Company’s common stock was determined to be $6.79 per share which was supported by an independent valuation prepared contemporaneously with the grant. No third party transactions had occurred as of such date.

On December 17, 2010, a transaction occurred between the Chief Executive Officer of the Company and the buyer described above. The seller and buyer independently negotiated this transaction and reached an agreement for the per share price of common stock at $8.00 paid to the seller in cash. No other consideration was provided to or by the Company.

On February 2, 2011, a second transaction occurred between the Chief Technology Officer of the Company and the same independent buyer. The parties independently negotiated this transaction and reached an agreement for the per share price of common stock at $8.00 paid to seller in cash. No other consideration was provided to or by the Company.

The Company was not involved in either transaction.

Due to the proximity of these independent transactions to the valuations conducted as of February 10, 2011 and March 7, 2011, they were taken into consideration in connection with the determination that the fair value of the Company’s common stock was $8.01 per share as of February 10, 2011 and $8.77 per share as of March 7, 2011. Each such determination was supported by an independent valuation prepared contemporaneously therewith.

The two transactions and the ownership positions of the sellers are summarized below.

Chief Executive Officer ownership before transaction (December 22, 2010)

Common Stock – 4,162,541 shares, including 3,825,000 shares from founder’s stock and 337,541 shares resulting from the exercise of vested options.

Stock Options held as of the transaction date – 266,059 options outstanding, including 130,213 vested but unexercised options and 135,846 unvested options.

Transaction: Sale of 375,000 shares for a total purchase price of $3,000,000 received in cash.

Chief Technology Officer ownership before transaction (February 2, 2011)

Common Stock: 4,260,400 shares, including 3,950,400 shares from founder’s stock and 310,000 shares resulting from the exercise of vested options.

Securities and Exchange Commission	7	May 12, 2011

Stock Options held as of the transaction date – 293,600 options outstanding, including 166,502 vested but unexercised options and 127,098 unvested options.

Transaction: Sale of 240,000 shares for a total purchase price of $1,900,000 received in cash.

Consolidated Financial Statements. page F-1

7.	Please update your financial statements pursuant to Rule 3-12 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will update its financial statements pursuant to Rule 3-12 of Regulation S-X by including financial statements for the three months ended March 31, 2011 with Amendment No. 4.

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Securities and Exchange Commission	8	May 12, 2011

We appreciate your assistance in this matter. Please do not hesitate to call me at 650-752-2004 with any questions you may have respecting the foregoing.

Sincerely,

/s/ Alan F. Denenberg

Alan F. Denenberg

Enclosures

cc:

Mr. Paul Quinlan, Solazyme, Inc.

Mr. Jeffrey D. Saper, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation

Ms. Allison Spinner, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation